June 15, 2005


Mail Stop 4561

John R. Cuti, Esq.
General Counsel
MortgageIT Holdings, Inc.
33 Maiden Lane
New York, New York  10038

Re:	MortgageIT Holdings, Inc.
	Registration Statement on Form S-11
      Filed June 6, 2005
      File No. 333-125556

Dear Mr. Cuti:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your statement that you have paid dividends of $0.44 per share for the period from August 4, 2004 through December 31, 2004 and $0.48 per share for the first quarter of 2005. We further note that you appear to have a net loss for the year ended December 31, 2004. Please revise your disclosure throughout the prospectus, including pages 3, 6, 37 and 61, to disclose the portion of each distribution that represents a return of capital. In addition, it is not appropriate to use the term `dividend` if any portion of such distribution represents a return of capital. Please revise accordingly.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Jennifer Gowetski at (202) 551-3401, or me at
(202) 551-3780 with any questions.

	Sincerely,



	Elaine Wolff
	Branch Chief

cc:	Norman B. Antin, Esq. (via facsimile)
	Patton Boggs LLP
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John R. Cuti, Esq.
MortgageIT Holdings, Inc.
June 15, 2005
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